OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

TD Banknorth Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87235A 10 1
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87235A 10 1

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		130,102,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		130,102,311

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	130,102,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

* Percentage ownership based on 228,423,997 shares of Issuer Common Stock outstanding as of November 23, 2006, as provided by the Issuer.

Item 1. Security and Issuer
     This Amendment No. 9 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006, Amendment No. 6 thereto filed on April 21, 2006, Amendment No. 7 thereto filed on October 24, 2006 and Amendment No. 8 filed on November 21, 2006 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended by the following:
     Schedule I to the Statement is amended as set forth in Schedule I hereto.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
     As previously disclosed, on November 19, 2006, TD, the Issuer and Bonn Merger Co., a Delaware corporation and a wholly owned subsidiary of TD, entered into an Agreement and Plan of Merger, pursuant to which TD will acquire all of the outstanding shares of the Issuer Common Stock not currently owned by TD for $32.33 per share in cash. The Merger Agreement was described in Amendment No. 8 referred to in Item 1 above. As contemplated in Amendment No. 8, the Merger Agreement is hereby filed as an exhibit to this Amendment No. 9 to the Statement and the full text of the Merger Agreement is incorporated by reference to this Item 4.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) (i) As of November 23, 2006, TD was the beneficial owner of 130,102,311 shares of Issuer Common Stock, representing approximately 56.96% of the outstanding Issuer Common Stock, based on a total of 228,423,997 shares outstanding as of November 23, 2006, as provided to TD by the Issuer.
     (ii) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 1,218,937 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 40,364 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and options to purchase 1,164,725 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof.
     (c) Neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in any shares of Issuer Common Stock since the most recent amendment to the Statement by TD. However, Mr. Ryan made the following recent purchases of Issuer Common Stock under the Issuer’s 401(k) Plan, which were not reported in Amendment 8 to the Statement: 266.35 shares at $29.17 per share on November 3, 2006, and 294 shares at $29.78 per share on November 13, 2006.
Item 7. Material to be Filed as Exhibits
9. Merger Agreement, dated as of November 19, 2006, among TD, the Issuer and Bonn Merger Co.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:	/s/ Norie Campbell

Name:	Norie Campbell
Title:	Vice President, Legal

Dated:	November 28, 2006

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE TORONTO-
DOMINION BANK
     Schedule I to the Statement is hereby amended by deleting the reference under “Executive Officers” to Bharat B. Masrani.